Hisham A. Kader
Chief Financial Officer

TEL +1-212-492-1183
FAX +1-212-492-8922
hkader@wpcarey.com

July 13, 2016

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Robert F. Telewicz, Jr.
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:    W. P. Carey Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-13779

Dear Mr. Telewicz:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter dated June 30, 2016 with respect to the Form 10-K for the fiscal year ended December 31, 2015 filed by W. P. Carey Inc. (the “Company” or “W. P. Carey”). Please note that, for the Staff’s convenience, the Company has recited the Staff’s comment in bold and provided the Company’s response immediately thereafter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Property Level Contribution, page 49

1.
We note your response to our prior comment 1 and are unclear how you concluded the measure of Property Level Contribution does not meet the definition of a non-GAAP measure in accordance with Item 10(e) of Regulation S-K. Although this measure is

Mr. Robert F. Telewicz, Jr.
United States Securities and Exchange Commission
July 13, 2016

calculated using GAAP numbers, it is not a GAAP number presented on the consolidated statement of operation. Additionally, it appears that this measure excludes certain items included in the closest related GAAP measure (e.g. net income). In future filings please ensure this measure meets all of the disclosure requirements of Item 10(e) of Regulation S-K. In addition, we are unclear how you have applied the guidance in question 104.04 of the C&DI related to Non-GAAP Financial Measures with respect to your measure of segment NOI.

In response to the Staff's comments, in future filings the Company will revise its presentation of Property Level Contribution as reflected in the attached exhibit, including a reconciliation of Property Level Contribution to its closest related GAAP measure, Net Income from Real Estate Ownership attributable to W. P. Carey, as well as the required explanatory and cautionary language. The attached exhibit reflects the changes the Company proposes to make in its next periodic report. Additionally, the Company will exclude any reference to Segment Net Operating Income from its MD&A in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Hisham A. Kader
Hisham A. Kader
Chief Financial Officer

cc:	Paul Marcotrigiano, Esq. W. P. Carey Inc.

EXHIBIT

Property Level Contribution

The following table presents the Property level contribution for our consolidated net-leased and operating properties as well as a reconciliation to Net income from Real Estate Ownership attributable to W. P. Carey (in thousands):

	Years Ended December 31,
	2015	2014	Change	2014	2013	Change
Existing Net-Leased Properties
Lease revenues	$266,442	$281,132	$(14,690)	$281,132	$279,765	$1,367
Property expenses	(3,228)	(1,050)	(2,178)	(1,050)	(2,038)	988
Depreciation and amortization	(100,327)	(105,895)	5,568	(105,895)	(106,276)	381
Property level contribution	162,887	174,187	(11,300)	174,187	171,451	2,736
Net-Leased Properties Acquired in the CPA®:16 Merger
Lease revenues	258,219	248,470	9,749	248,470	—	248,470
Property expenses	(12,618)	(5,802)	(6,816)	(5,802)	—	(5,802)
Depreciation and amortization	(99,913)	(100,298)	385	(100,298)	—	(100,298)
Property level contribution	145,688	142,370	3,318	142,370	—	142,370
Recently Acquired Net-Leased Properties
Lease revenues	117,073	30,263	86,810	30,263	6,455	23,808
Property expenses	(6,738)	(2,615)	(4,123)	(2,615)	(260)	(2,355)
Depreciation and amortization	(56,700)	(14,584)	(42,116)	(14,584)	(3,169)	(11,415)
Property level contribution	53,635	13,064	40,571	13,064	3,026	10,038
Properties Sold or Held for Sale
Lease revenues	15,222	13,964	1,258	13,964	13,404	560
Operating revenues	327	491	(164)	491	443	48
Property expenses	(636)	(4,015)	3,379	(4,015)	(3,154)	(861)
Depreciation and amortization	(15,102)	(8,515)	(6,587)	(8,515)	(7,906)	(609)
Property level contribution	(189)	1,925	(2,114)	1,925	2,787	(862)
Operating Properties
Revenues	30,188	28,434	1,754	28,434	513	27,921
Property expenses	(21,938)	(20,609)	(1,329)	(20,609)	(338)	(20,271)
Depreciation and amortization	(4,194)	(3,807)	(387)	(3,807)	(98)	(3,709)
Property level contribution	4,056	4,018	38	4,018	77	3,941
Property Level Contribution	366,077	335,564	30,513	335,564	177,341	158,223
Add: Lease termination income and other	25,145	17,767	7,378	17,767	2,071	15,696
Less other expenses:
General and administrative	(47,676)	(38,797)	(8,879)	(38,797)	(18,993)	(19,804)
Impairment charges	(29,906)	(23,067)	(6,839)	(23,067)	(4,741)	(18,326)
Merger, property acquisition, and other expenses	9,908	(34,465)	44,373	(34,465)	(9,230)	(25,235)
Stock-based compensation expense	(7,873)	(12,659)	4,786	(12,659)	(7,153)	(5,506)
Property management fees	(7,041)	(3,634)	(3,407)	(3,634)	(2,292)	(1,342)
Other Income and Expenses
Interest expense	(194,326)	(178,122)	(16,204)	(178,122)	(103,728)	(74,394)
Equity in earnings of equity method investments in the Managed REITs and real estate	52,972	44,116	8,856	44,116	52,731	(8,615)
Other income and (expenses)	1,952	(14,505)	16,457	(14,505)	8,420	(22,925)
Gain on change in control of interests	—	105,947	(105,947)	105,947	—	105,947
	(139,402)	(42,564)	(96,838)	(42,564)	(42,577)	13
Income from continuing operations before income taxes	169,232	198,145	(28,913)	198,145	94,426	103,719
(Provision for) benefit from income taxes	(17,948)	916	(18,864)	916	(4,703)	5,619
Income from continuing operations before gain on sale of real estate	151,284	199,061	(47,777)	199,061	89,723	109,338
Income from discontinued operations, net of tax	—	33,318	(33,318)	33,318	38,180	(4,862)
Gain (loss) on sale of real estate, net of tax	6,487	1,581	4,906	1,581	(332)	1,913
Net Income from Real Estate Ownership	157,771	233,960	(76,189)	233,960	127,571	106,389
Net income attributable to noncontrolling interests	(10,961)	(5,573)	(5,388)	(5,573)	(33,056)	27,483
Net Income from Real Estate Ownership Attributable to W. P. Carey	$146,810	$228,387	$(81,577)	$228,387	$94,515	$133,872

Property level contribution is a non-GAAP financial measure that we believe to be a useful supplemental measure for management and investors in evaluating and analyzing the financial results of our net-leased and operating properties included in our Real Estate Ownership segment over time. Property level contribution presents the lease and operating property revenues, less property expenses and depreciation and amortization. We believe that Property level contribution allows for meaningful comparison between periods of the direct costs of owning and operating our net-leased assets and operating properties. When a property is leased on a net-lease basis, reimbursable tenant costs are recorded as both income and property expense and, therefore, have no impact on the Property level contribution. While we believe that Property level contribution is a useful supplemental measure, it should not be considered as an alternative to Net income from Real Estate Ownership attributable to W. P. Carey as an indication of our operating performance.